Exhibit 99.1

FOR IMMEDIATE RELEASE

Yatra Online Announces Termination of Merger Agreement and Filing of Litigation

Gurugram, India and New York, June 5, 2020,— Yatra Online, Inc. (“Yatra” or “we”) (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced that it has provided notice of termination of its pending Merger Agreement (the “Merger Agreement”) with Ebix, Inc. (“Ebix”) (NASDAQ: EBIX) and filed litigation in the Court of Chancery of the State of Delaware over Ebix’s breaches of the Merger Agreement.  The complaint seeks to hold Ebix accountable for breaches of its representations, warranties and covenants in the Merger Agreement and an ancillary extension agreement, and seeks substantial damages.  As detailed in the complaint, Ebix’s conduct breached material terms of the agreements and frustrated Yatra’s ability to close the transaction and obtain the benefit of Yatra’s bargain for Yatra’s stockholders.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading consolidator of accommodation options, we provide real-time bookings for more than 108,000 hotels and homestays in India and over 1.5 million hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For further information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations and Corporate Development

ir@yatra.com